

June 2, 2006

Via US Mail and Facsimile

Mr. Glenn R. Richter
Chief Financial Officer
R. R. Donnelley and Sons Company
111 South Wacker Drive
Chicago, Illinois 60606

Re: R. R. Donnelley and Sons Company
        Form 10-K for the year ended December 31, 2005
        Commission File Number: 001-04694

Dear Mr. Richter:

    We have reviewed your April 24, 2006 response letter and have the following
comments. Where expanded or revised disclosure is requested, you may comply with
these comments in future filings unless an amendment has been specifically requested, in
which case all requested changes should be made in such amendment as well as in future
filings. If you disagree, we will consider your explanation as to why our comments are
inapplicable or a revision is unnecessary. We may also ask you to provide us with
supplemental information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation. We look forward to working with you in these
respects and welcome any questions you may have about any aspects of our review.

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Financial Review

Non-GAAP Measures, page 24

1.   We note your response to our previous comment 1, but continue to believe that
      the restructuring and impairment charges included in your reconciliation are
      specifically prohibited by FR 65 as recurring charges because they occurred in
      each of your last three fiscal years. Please revise your presentation of these non-
      GAAP measures accordingly. In this regard, we would not object to additional
      tabular disclosure presenting significant items affecting your results with
      supporting footnote discussion similar to that included in your response.

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-6

2.   We note that you recognize revenue for the majority of your products upon shipment and revenue from services when performed. However, you present net sales as a single line item in your Consolidated Statements of Operations. Supplementally provide us with a summary of your product sales and service revenues for all periods presented. Also, if both exceed 10% of your consolidated net sales, please revise your Consolidated Statements of Operations to present separately your product sales and service revenues (and related costs). See Rule 5-03(b) of Regulation S-X.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief